Exhibit 99.1

Electra Releases Inaugural Sustainability Report, Committing to Net-Zero Greenhouse Emissions by 2050

TORONTO--(BUSINESS WIRE)--January 11, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today released its inaugural Sustainability Report outlining the Company’s progress on environmental, social, and governance (“ESG”) matters in 2022 and commitments to sustainable, low-carbon production of battery grade materials at its refinery complex north of Toronto.

“2022 was marked by considerable progress on a number of ESG fronts,” said Trent Mell, Electra’s CEO. “Most notably, we launched our ESG policies and framework, appointed Renata Cardoso, an experienced sustainability expert, as VP of Sustainability and Low Carbon, became members of the Responsible Minerals Initiative, and signed a benefits agreement with the Métis Nation of Ontario. Our commitment to annual sustainability reporting will hold Electra accountable for transparent disclosure of the Company’s contribution to sustainable development.

“We will build on these milestones as we complete the commissioning of our cobalt sulfate refinery and our black mass recycling trial program over the coming months and begin commercial production in 2023. Key to our success will be to leverage our low-carbon hydrometallurgical production facilities and establish Electra as an ESG leader within the electric vehicle battery supply chain in North America.”

Highlights of Electra’s ESG Progress in 2022

  Developed an ESG Framework outlining the Company’s priorities and commitments, including pledging to achieve net-zero greenhouse gas emissions by 2050.
  Signed a benefits agreement with the Métis Nation of Ontario.
  Launched a whistleblower channel, allowing all of Electra’s stakeholders to alert the Company of a potential misconduct in a confidential manner.
  Adopted a zero-tolerance policy against human rights abuses in compliance with the Responsible Mining Initiative Standards.
  Achieved zero lost-time incidents at the refinery complex during the commissioning and construction phases.
  With the launch of its 2022 Sustainability Report, Electra set the foundation for the Company’s ESG disclosures, including greenhouse emissions, water stewardship, diversity, equity, and inclusion, governance, and social performance.

“Making use of leading ESG frameworks, such as the Global Reporting Initiative and the Sustainability Accounting Standards Board, Electra has built a solid ESG foundation to drive our focus, operations, and performance for years to come,” said Renata Cardoso, Electra’s VP of Sustainability and Low Carbon. “Our results to date positions us at the forefront of ESG practices within the EV battery industry.”

Electra’s inaugural Sustainability Report can be found on the Company’s website, https://electrabmc.com/esg.

About Electra Battery Materials
Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891